CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12—Ratio of Earning to Fixed Charges

(Dollars in millions)	Years ended December 31
	2012	2011	2010	2009	2008
Interest expense and amortization of debt expense and premium	$14.0	$8.7	$27.8	$35.6	$47.0
Capitalized interest	0.8	1.9	1.0	2.3	0.7
Interest in rent expense	6.8	6.0	5.9	6.8	7.3

Total fixed charges	$21.6	$16.6	$34.7	$44.7	$55.0

Income before Income Taxes	$542.5	$494.6	$418.2	$392.2	$308.3
Plus:
Fixed Charges	21.6	16.6	34.7	44.7	55.0
Amortization of capitalized interest	0.9	0.8	0.7	0.6	0.4
Distributed income from equity investment	10.3	10.5	8.7	9.3	11.0
Less:
Capitalized interest	(0.8)	(1.9)	(1.0)	(2.3)	(0.7)
Equity in earnings from affiliates	(8.9)	(10.0)	(5.0)	(12.1)	(11.3)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.0	0.0	0.0	0.0	0.0

Earnings as adjusted	$565.6	$510.6	$456.3	$432.4	$362.7

Ratio of earnings to fixed charges	26.2	30.8	13.1	9.7	6.6